Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 20, 2021

The following transcript is from a webcast hosted by BofA Securities and Canadian National Railway Company (“CN”) on May 19, 2021 and made available on www.ConnectedContinent.com, the website maintained by CN providing information relating to its proposed combination with Kansas City Southern (“KCS”).

CORPORATE PARTICIPANTS

Paul A. N. Butcher	Sean Finn
Vice-President-Investor Relations, Canadian National Railway Co.	Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.

OTHER PARTICIPANTS

Fitz Middleton
Analyst, Bank of America

MANAGEMENT DISCUSSION SECTION

Fitz Middleton
Analyst, Bank of America

Welcome, everyone, to our next session. I’m Fitz Middleton, specialty sales for industrials here at BofA. Very pleased to have the opportunity to be able to introduce Canadian National on behalf of BofA. I want to welcome CN’s CEO, JJ Ruest, back for his fifth time at the BofA Transport Conference. Sean Finn, welcome to your first. Thanks for participating. And also Paul Butcher from IR is with us as well.

Well, Ken can’t participate in the conference or this session because of BofA’s current restriction. Before I turn it over to JJ for some remarks, let me just say, special thanks to CN for being here. You have been a participant in every one of the 20 years of the transport conference that Ken has hosted here at BofA. JJ, your first time was all the way back in 2007. You were the SVP of Marketing back then. So, on behalf of BofA, we appreciate your commitment to us and the conference.

A couple quick items of note, as the audience is aware, BofA is restricted from a research standpoint. So Ken nor I would be able to ask any of our own questions. However, you are allowed to submit questions three different ways, and we can relay them on your behalf. One, there’s a box on the top right-hand corner of the webcast. If you put a question in there and hit submit, we will be able to see them. I can ask on your behalf. You could also send me an IB, if you have Bloomberg, and feel free to email me at fitz.middleton@bofa.com, and I will be able to relay the questions.

So, now that that is out of the way, I’m honored and pleased to say, welcome to CN, and turn it over, I think, Paul, to you to introduce JJ. Thank you, all.

Paul A. N. Butcher
Vice-President-Investor Relations, Canadian National Railway Co.

Yeah. So thank you very much, Fitz, and very pleased to be participating in the 20th time at the Bank of America Conference, very pleased.

So before we begin, I would like to draw your attention to the forward-looking statements and additional legal information, which are available at the beginning of the presentation. As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the US and Canadian securities law. Now these statements are subject to risk and uncertainty that may cause actual results to differ materially from those expressed or implied in these statements and are more fully described in our cautionary statements regarding forward-looking statements in our presentation.

I will now turn it over to JJ Ruest, our President and CEO.

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you, Paul, and thank you, Ken (sic) [Fitz] (02:47), for these good words. Happy to have joined the Bank of America Transportation Conference for the last 20 years in good time and an exciting time, and today is an exciting time. So today is a particular moment for me to join the conference of Bank of America.

I want to thank – so I’ll start by beginning by addressing a statement made by the Surface Transportation Board on Monday. The STB decision to defer consideration of our voting trust was based on the fact that our merger agreement was not available at the time we made the filing. However, as of yesterday, we have filed a merger agreement with the STB. We believe that once the STB undertake a full review of our voting trust, it will be evident our strong balance sheet, cash flow financial outlook, and industry-leading railing profile will provide certainty that we have the financial strength to satisfy the STB public interest analysis.

I would like to use the remaining of this time to cover our operation today and our near-term outlook for 2021 and provide some commentary around our superior pro-competitive proposal to combine with KCS. We are roughly halfway to the second quarter, I’m on page 4, and let me provide an update on our performance so far.

Our top-line performance, revenue ton mile are up 12% quarter-to-date, from the continued economic recovery that we’re experiencing in many markets versus an economy that has – that was halted last year at this time due to the pandemic. The pricing environment is supportive. We continue to maintain a very disciplined approach to yield management, and our strategy is working, including same-store pricing of 4.2% in Q1. We will continue to price ahead of rail inflation, especially at a time when inflation may pick up in the quarters to come. The recovery in the North American economy is driving solid carload demand for steel, aluminum shipment, as well as manufacturing are strong, and the shift toward lightweight electric vehicle becomes the trend.

Propane volume are ramping up, with the addition of a second propane terminal in Prince Rupert in the last quarter. Inventory restocking and strong consumer demand in North America is also supporting sustained intermodal volume at the ports, as well as domestically, and that will continue to at least the second half and into the traditional peak season.

Lumber price have reached an all-time record of $1,600 US per 1,000 board feet from strong level of construction, renovation, and remodeling, also driving strong shipment of panel and strong pricing as well for the rail movement of construction material. We have achieved our 14th consecutive month of record Canadian grain movement in April, and we continue to invest for the future of this franchise. We just recently placed an order for 1,000 new-generation and high-capacity hopper cars to enable moving more grain tonnage with fewer resource in the quarters to come. This follow a 2,500 grain car purchase that we purchased over the last few years, and our US grain is also doing very strongly right now. The new Teck coal business overcame this interchange where it’s brought on seamlessly on April 1, an example of an effective seamless interchange.

I’m extremely proud of the women and men of CN, who continue to deliver day in and day out to move the North American economy. We came out of the first quarter with a very fluid network and are prepared to enable the economic recovery of the continent. Our operating metrics continued to improve versus last year, including train length, train weight, terminal dwell. We continue to lead the industry on fuel efficiency, which is quite key to our ESG strategy, and achieved – and we achieved a 3% improvement in April to date compared to last year. This is equivalent to a reduction of 75,000 tonne of CO2 emission, which is roughly equivalent to removing 15,000 vehicles from the road for one year, all efficiencies aspect that we will bring to the combination of a CN-KCS.

Safety is a core value of CN, and I’m extremely proud of their safety performance of this year. Our personal injury rate and accident rate were improved by an impressive 36% and 33% year-over-year as of May 15, living up to our core value. We continue deploying technology to make our railroad safer, more efficient, more reliable, and we’re starting to see the real benefit of this key project, including track and train inspection and automation of the likes.

On page 5, we are encouraged with the economic recovery and the vaccine rollout, which is giving us a lot of confidence heading into the second half of 2021. We are building off a strong volume and pricing environment in Q1, and are looking to see the carload segment of our business to recover. The increase in industrial production will drive growth in our carload segment, namely chemical, forest products, steel, aluminum, fuel, and plastics. With that said, we are pleased with our financial outlook of 2021, which is targeting double-digit adjusted diluted EPS growth. To be clear, this is the same guidance that we provided in Q1 at the earning release.

Our outlook is underpinned by high-single-digit volume growth in term of revenue ton mile. We expect to deliver free cash flow in the range of CAD 3 billion to CAD 3.3 billion, which will drive further improvement in free cash flow conversion, all of that with the headwind of a stronger Canadian dollar, which is running right now around CAD 0.81, much higher than last year.

I will now make a few comments about our superior and proactive proposal to combine with the KCS. I’m on page 6. Unlike the proposal of CP and KCS transaction, the proposed CN-KCS combination will be reviewed under the current merger rule, the only pro-competitive rule, which requires demonstration that a transaction is pro-competitive and as well as enhances competition. Indeed, our combined network will offer more option, more choice for both the intermodal and carload customers to pursue new opportunities, develop new market, and optimize their freight ROI. By working together as one integrated network and by combining the two teams’ talent and experience, we believe we will be able to deliver superior quality service, improve the costs – our costs and the costs of our customers, and add to our competitive product service offering like retail door-to-door product, refrigerated “Cargo Cool” service, and domestic repositioning of overseas container.

The CN-KCS combination will also provide our customers with more network access to seaport and river terminals and offer unmatched secure network and supply chain across all seasonal and weather condition. Together, we will provide these railroad customers with more network access, including an additional 22 Class 1 gateways, 5 ports and 10 barge terminal for KCS customers. This will allow us to connect to US industrial core to more core clusters than ever before and offer new and improved export option for our customers.

We are also committed to making significant infrastructure investment in key communities up and down the railroad namely Illinois, Missouri, Michigan, Louisiana and Texas, which means more economic opportunities and more jobs.

On page 7, our interaction with KCS over the last few weeks have given us high confidence in our previous estimate of $1 billion of EBITDA synergies. The revenue opportunity that could be achieved would makes us very excited about the potential of a CN-KCS combination for our customers and for our stakeholders. We’re obviously still in early stage of exploring the full potential of this combination. However, our early discussion and due diligence with KCS have enabled us to identify additional opportunities beyond the original assessment, which was done purely on public available information. We have more cost opportunity and we have more revenue opportunity, we have more in total than what we had when we started. This combination is about growth and realizing new opportunity. It will lead to more choice for customers, a lower environmental footprint to truck conversion and the creation of more rail jobs than we have today.

Page 8, the strategic environmental benefit of the CN and KCS combination we’re bringing to our customers and of the stakeholders but what couldn’t be evident based on the outpouring of support we received.

Since we first announced our proposal which was only on April 20, we have received over 1,000 letters of support of people who want us to be able to execute this transaction. This amount of significant – this amount is significantly more than the number of support letters filed by the other bidder and then we received them in only half the time.

A few key themes stand out from these letters, first, many recognized the inherent benefit that would result from the longer single-line service that a combination would provide as well as the value provided to our carload and intermodal shipper who would be able to expand their market reach. Second, there’s a great enthusiasm for the prospect of creating a USMCA railroad that is more competitive than truck. Last, there’s a strong appreciation for CN’s willingness to work within the board’s existing merger rules without seeking a waiver.

Page 9 on Chicago. Unlike other railroads, we have a meaningful Chicago advantage. I would say it’s a very significant Chicago advantage particularly with respect to volume going through the eastern part of the network including Detroit, Toronto and Central Canada and East Coast port. We acquired EJ&E back in 2009 which is the only [indiscernible] (13:10) ever to be built in Chicago which allow us to bypass congestion in Chicago City Center corridor.

By traveling around Chicago rather than the arc of the city, we are able to remove the risk of seasonal sometime crippling rail bottleneck and have fewer interchange. To put a real number to that the EJ&E saves CN on average between 24 to 36 hours of transit time around Chicago. And we keep the traffic outside the city. And other major benefit of the Chicago advantage is that by being able to move freight faster and more efficient in all direction, we are able to remove more than 300 truck per – from the road for every additional freight train leading to a significant reduction in emission and incremental carbon capture. And that’s especially true for the intermodal product that we want to move from Mexico City to Central Canada and Michigan.

On page 10, we remain firmly committed to maintaining a strong balance sheet and an investment grade rating. Leave no doubt, historically, we have maintained our strongest credit rating in the sector due to varieties of factors including our strong balance sheet, disciplined capital allocation, strong free cash flow generation and adjusted debt to adjusted EBITDA of around 2 times going back to 1996.

As a result of a combination with KCS, we would temporarily elevate our leverage to approximately 4.5 times, but we fully expect to continue to maintain our investment grade rating. Furthermore, we anticipate to quickly deliver to 3.3 times within the two years of the post-trust period. We already paused our share buyback. And during this time, we also expect to pause share repurchase. As leverage dropped to around 2.5 times to 3 times, we would then start to reevaluate the share buyback and there would be no change in the dividend policies during that period of time.

So, I’m going to ask Sean to talk about some of the issue related to the trust. And then I’ll do the closing comment. Sean?

Sean Finn
Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yes. Thank you, JJ. I’m on slide – on page 11. And we are targeting to close a voting trust in the late 2021. In terms of next step, we are very focused on executing our merger agreement with KCS which we delivered to them last Thursday. We’ve seen that last Thursday the KCS board determined that our proposal was superior and announced its intention to terminate its prior merger agreement and enter into a definitive merger agreement with us.

We’re very excited to move forward and execute our merger agreement later this week and by no later than Friday.

The next milestone in closing with the KCS shareholders into the voting trust which we are targeting to occur in the second half of 2021. So voting trust will be established and we will fund it and close the KCS shareholders at the end of 2021. Working backwards, there are effectively three approvals that we are seeking. The first is – to be need – to approve CN voting trust. We are targeting early June for that approval. We filed a procedural schedule with the STB yesterday and petition them to approve the procedural schedule for us.

The next – the second approval will be a majority of KCS shareholders will need to approve the transaction. We are targeting a July shareholder vote with the KCS shareholders and their board for early July. Thirdly, the Mexican Competition Bureau known as COFECE and telecommunication regulator will need to approve the combination. We are not currently expecting them to raise the stature of concerns with the combination. We’re aiming to get those approvals by second half of 2021.

Importantly, CN’s proposed transaction will not require a CN shareholder approval nor we require approvals by the Canadian regulators. Once we have all the required approvals, our target is to close it to the voting trust in the second half of 2021 and, ultimately, obtain STB approval for the combination in late 2022, early 2023. Thanks. JJ?

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co

Thank you, Sean. To wrap up the prepared comments before we go back to the questions, we’re very excited about our future together with KCS. It’s time to be bold and create the 21st century railroad. It will be a transformative combination to the benefit of both company shareholders, customers, and communities. KCS is the ideal partner for CN, offering highly complementary and strategic benefits for the combined company that will result in meaningful new product, more choices, real cost synergies, ESG-driven growth opportunity, and be the premier of Canada, US and Mexico railway network of the 21st century. With all that said, we’re focused on the KCS core operation in the meantime, as we’re seeing solid operating result and pricing, serving our customers and delivering our pro forma against our 2021 guidance.

With that, we will start to join the group for the Q&A session.

Fitz Middleton
Analyst, Bank of America

Great. Thank you, JJ. We do have a solid list of questions coming in. And that’s more than we’re going to have time for. So, I’m going to try bucket them into kind of broader buckets and hit on each of the themes and apologize to anyone if I don’t get specifically to some of your details.

QUESTION AND ANSWER SECTION

Fitz Middleton Analyst, Bank of America	Q

So, JJ, one of the themes of the questions that has come in sort of has to do with your confidence around the approval, how you get that confidence level in light of the potential costs. I think people are seeing around CAD 1.7 billion and how you’re walking through that and what gives you confidence to kind of push forward through the STB process?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

So, thank you for the question. I think confidence is on many, many front. One front is the value we offer to KCS shareholders, is definitely a superior in both financial value and also in our view in term of the risk. So, confidence that the KCS shareholders will support what their board decision of last week, which so far says [indiscernible] (19:22) with CN because of the superior value that we offer.

But more broadly speaking, regarding the STB, it’s all about creating public benefit and the [audio gap] (19:31) how much synergies can we create. How much – what can we do for the US port for them to be more successful in the heartland of North America, what can we do for the USMCA to be more successful? What can we do for all buyers and shippers to be connected in a way that we can create a more cost-effective supply chain, more reliable supply chain, more secured supply chain, and a supply chain that creates more choice, pro-competitive choice under the new rule, not the old rule which don’t allow for enhanced competition but a new rule.

So, I think as we make the case to the STB and we’ve only been at it now for five weeks, as we make the case step by step and answer that question and make the case, as well as getting even more level of support from those who are using the network in North America, the public benefit will become obvious and we will secure the voting trust, and ultimately, we will secure the transaction from the STB and the longer version, the pro-competitive version and, of course, with the condition required for a merger of this size to be approved.

So, our confidence comes in from the business case itself which is compelling, which is pro-competitive and it’s coming at a time where North America does need a premiere railroad, North-South railroad, Continental railroad, that would fit some of the economic needs ahead of us. I don’t know, Sean, if you want to talk. That’s really from an economic point of view that speaks to creating value. Maybe, Sean, you want to talk specifically on the sort of the more legalistic process of the STB.

Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Yeah. As you saw, we have petitioned the STB from the outset to apply the current rules, referred to often as the new rules to this transaction on the basis that we thought that was the right thing to do under the current circumstances and that was, obviously, confirmed by the STB in the decision on Monday where they recognized that we had asked that it had been applied the new rules, the current rules. We think that the support we’ve received from customers, shippers, our various stakeholders takes to the account the fact that we’ve proactively made that decision to proceed under the current rules. We thought there was more in line with the current environment than the current state of affairs of both railways. But also very confident that we can, through post-closing the voting trust with the STB and stakeholders make a case for enhanced competition.

Obviously, we think that there’s very little overlap from the two networks. There’s lots of competition in the corridor for the other Class 1 railways, the highways, as well as the Mississippi River. And we have had experience in the past in doing a large merger where effectively you have to mitigate some aspects. So we’re very confident that we can do so in a proactive fashion and settle the issues with the stakeholders and, ultimately, have the STB approve this transaction.

There will be conditions and, obviously, those will be dealt with as we go along here. But that gives us the confidence, we think, that the vote – that providing the voting trust is in the public interest as well as, ultimately, down the road that when we can have a chance to make our full-fledged case to the STB we will go to show that this – creating this North American continental network will be beneficial for customers, shippers, supply chain partners, the communities that we operate in, our employees, and all three countries: Canada, US and Mexico.

Fitz Middleton Analyst, Bank of America	Q

Great. Thank you, both.

Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.	A

Thank you.

Fitz Middleton Analyst, Bank of America	Q

Yes. So, one – another bucket of questions ask about any conversations and dialogue that you’ve had with shareholders. So, I don’t know if there’s any color or thoughts around feedback that you’re receiving from shareholders and kind of your message to any shareholders around the process?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. So, obviously, we’re very engaged with all of our shareholders, short-term shareholders, especially those who have been with us for a long time, the same way as we’re engaged with stakeholders and customers and our board members. So, lots of discussion with our shareholders even before the transaction, at all times. But we welcome the feedback and the view of all our shareholders. Most of them actually are very excited about the combination and what it could do to make the company much more valuable in the long term. Two of them actually came up publicly in support for the merger, which is not necessarily common. Cascade and CDPDQ (sic) [CDPQ] (24:11) have made their views not only to us but also to publicly.

Obviously, TCI, which is also the largest shareholder of CP and a smaller – has a smaller position in CN but significant position with CN, has different view. But their view is – as well as the fact they have ownership in both companies, we welcome their feedback as well. But leave no doubt, CN is very committed to this transaction, and we are connected to all our shareholders, customers, and stakeholders. We believe the public benefit is quite significant. We believe the long-term value creation for our shareholders is also very large. We believe the regulatory risk is being managed properly step-by-step, and that ultimately what we’re putting together is maybe a bold move, as viewed by some, but a bold move is what is required right now, because the industrial logic of this transaction is quite compelling, especially at this time and point, especially on North-South railroad. So, yes, very much in tune with listening to feedback of our shareholders, all of them obviously, and we take everybody’s point of view into account in our step-by-step decision.

Fitz Middleton Analyst, Bank of America	Q

Great. Thanks. Another one that we have a couple on have to do with the assumptions that you’re making in North America across the GDP economic projections, free cash flow, kind of what are the parameters that you’re using to come up to the de-levering kind of timeline and free cash flow generation?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

I think basically we’re using the 10-year KCS business plan in that we – when you do the due diligence, it allows us to have their long-term view as to what their business will generate from a free cash flow, because they will be paying some dividend while they are in trust. They will also generate some wealth that eventually will become part of our – part of the combined entity. We’re also using the CN long-term business case. And I think it’s basically, by and large, a very reasonable conservative approach in both cases. And that’s what we add together in term of scenario to generate how we will get free cash flow. As you know, we’ve already stopped the share buyback at CN, already we did that. Then you have the financial forecast of KCS, the financial forecast of CN, and then the de-leveraging over time based on closing an acquisition roughly probably as late as – late 2022, early 2021. So – and definitely, we fully intend to be investment grade. We will bring down our debt ratio towards the 2, 2.5 as I mentioned in my opening comment before we consider reopening, restarting the share buyback.

Fitz Middleton Analyst, Bank of America	Q

Great. Okay. And then there’s one other bucket that some of the questions are in. I’ll give this one a shot, which is, for whatever reason, if you were to decide not to pursue or move forward with this transaction, can you give any thoughts around what the CN strategy would be under different scenarios?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. So our strategy, we obviously – we always look at the future with a very solid strategy. We talked about it in specific term our investor meeting, which is almost like two years ago, talk about technology, talk about port strategy, talks about bringing technology not only in how we run the railroad but how we interact with customers, and leveraging item which we call feed the beast. Like the port can feed the network, the domestic [ph] capital (28:18) business can feed the network. We have some other aspect like freight forwarding that are also meant to feed the network. And also we’ve always [ph] thought of high (28:27) on increasing our rail reach beyond intermodal. And that’s what the KCS opportunity is all about.

So, obviously, it’s a big acquisition. It’s also something that will change CN in a very positive way long term. So it’s very much in line with our long-term strategy that we had, before it became evident that the board of KCS was willing to do a transaction with another Class 1 railroad. So it’s very much in line with the strategy that we’ve had all along.

If that one, for whatever reason, does not pan out, then we’re basically – we’re crossing the same strategy that we had, which has to do with employees engagement, customers engagement, investing in the business, really leveraging our 3-Coast Network, capitalizing on the economic recovery, and being a customer-focused company so that customers want to do business with us because they want to, not because they have to, and taking sort of a different path that maybe some of the other rail, who are maybe overly focused on operating ratio, when there’s huge opportunity on a profitable top-line to really bring much more business on the very unique and very valuable rail network that we have.

But having said all that, that’s not where we’re focusing on here right now short term. Short term, we’re focusing on producing very solid quality result. I mentioned earlier the operating metrics and price metrics that we’re delivering, at the same time as making the case to the KCS board members, to the KCS shareholders, to the customers, to the STB, to allow us to create what will be very, very valuable to the North American economy this combined network that we think is really what North America could use right now. There’s huge amount of economic benefit to be created by allowing us to combine together, and that’s why we have so many letters of support, and as well as number of large shareholders also supporting us privately and/or publicly.

Fitz Middleton Analyst, Bank of America	Q

Great.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

The future looks bright for CN, no matter what.

Fitz Middleton Analyst, Bank of America

Great. Well, I have a timer flashing on my screen that says we’re one minute over so, again, JJ, Sean, Paul, thank you all for your time. And again, on behalf of BofA, thanks for being here 20 years in a row. We appreciate it very much.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you, looking to the 21st year.

Paul A. N. Butcher Vice-President-Investor Relations, Canadian National Railway Co.

Thank you very much.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you.

Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Thank you very much. Have a great day, everybody.

Paul A. N. Butcher Vice-President-Investor Relations, Canadian National Railway Co.

Thank you.

Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Thank you. Bye-bye

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Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.